UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF Nº 02.558.157/0001-62 – NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

TELEFÔNICA BRASIL S.A. (“Company”) hereby informs that its Board of Directors, in a meeting held on January 26, 2017, deliberated in favor of the 5th (fifth) issuance of simple, non-convertible and unsecured debentures, in a single series ("Issuance" and "Debentures", respectively), in the total amount of R$2,000,000,000.00 (two billion reais), which will be subject to public distribution with restricted distribution efforts, under a firm placement commitment, pursuant to the Instruction No. 476 of January 16, 2009, as amended ("Restricted Offering" and "CVM Instruction 476", respectively).

The Restricted Offering is exclusively intended for professional investors, as defined in Article 9-A of CVM of the Instruction 539, dated November 13, 2013, as amended, and is automatically exempted from the public distribution registry referred to in Article 19 of the Law 6.385, dated December 7, 1976, as amended, pursuant to the CVM Instruction 476.

200,000 (two hundred thousand) Debentures will be issued with a par value, on the date of issuance, which is February 8, 2017 ("Issuance Date"), equivalent to R$ 10,000.00 (ten thousand reais). The Debentures have the maturity of 5 (five) years as of the Issuance Date, thus, maturing in February 8, 2022. The unitary par value of each Debenture shall not be monetarily updated.

The debit balance of the unitary par value of each Debenture shall bear interest equivalent to 108.25% (one hundred and eight points and twenty-five hundredths percent) of the cumulative variation of the average daily rates of ID - Interbank Deposits (DI – Depósitos Interfinanceiros) of one day , "Over extra-group", expressed as a percentage per year, basis 252 (two hundred and fifty-two) business days, calculated and published daily by CETIP S.A. – Mercados Organizados ("CETIP"), on the daily informative available at its page on the Internet (http://www.cetip.com.br) ("Interest"). The Interest will be calculated exponentially and cumulatively pro rata temporis for business days elapsed, from the first date of subscription and payment of the Debentures or the immediately preceding Interest payment date, as the case may be, up to the date payment is made, according to the formula set forth in the indenture of the Debentures.

The Debentures will be registered for distribution in the primary market through the MDA – Módulo de Distribuição de Ativos, managed and operated by CETIP, and the distribution will be settled financially through CETIP. The Debentures will be registered for trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários, managed and operated by CETIP, with the Debentures being traded financially through CETIP and the Debentures electronically held in custody at CETIP.

The resources obtained by the Company by the Restricted Offering will be fully used to reprofile the Company's financial liabilities, for the ordinary management business of the Company.

This notice to the market is exclusively informative and should not be interpreted as sales material for the Debentures.

São Paulo, January 27, 2017

David Melcon Sanchez-Friera

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430 3687

E-mail: ir.br@telefonica.com

Information Available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 27, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director